

February 18, 2015

Jeffrey L. McRae
Senior Vice President and
Chief Financial Officer
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, PA 19312

      **Re:**    **Triumph Group, Inc.**
              **Form 10-Q for Quarterly Period Ended December 31, 2014**
              **Filed on February 9, 2015**
              **File No. 001-12235**

Dear Mr. McRae:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 52

1. Please quantify each factor cited as contributing to the variance in operating cash flows between comparable periods so that investors may readily understand the magnitude and relative impact of each.

2. Your net cash inflow for the nine months ended December 31, 2014 increased by $276.7 million from the corresponding prior year period. However, the quantified factors disclosed, including the apparent increase of $10.2 million in pension contributions in the current year versus the prior year disclosed elsewhere in the filing, appear to address only $150.5 million of the increase. You cite payments on accounts payable and other accrued expenses as an offsetting (decreasing) factor, but it is not clear that this may not be the case from what is reported on the cash flow statement. Please explain to us and disclose

Jeffrey L. McRae
Triumph Group, Inc.
February 18, 2015
Page 2

as appropriate the material items that contributed to a substantial portion of the remaining net increase in operating cash flows, accompanied by an analysis of the underlying circumstances associated with these additional factors. In so doing, please note that your analysis should focus on factors that directly affect cash, and not merely refer to items as reported in the statement of cash flows or changes in line items presented in the balance sheet without discussing how such items directly affected the variance in the reported amounts of operating cash flows between comparable periods. Refer to item 1 of Section IV.B of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or Doug Jones at (202) 551-3309 if you have questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief